Exhibit 99.1

Ad-hoc Release

Management Board Change

LION bioscience AG, Cambridge, MA, USA, Heidelberg, Germany, October 14, 2004 – LION bioscience (Nasdaq: LEON) today announced that effective immediately Dr. Daniel Keesman, COO and co-CEO, and Martin Hollenhorst, CFO and co-CEO resigned. Primarily due to its NASDAQ listing the company could not extend its Directors & Officers insurance at economically feasible terms. The Supervisory Board accepted their decisions and thanked the Management Team for their work and contributions.

The Supervisory Board appointed Mr. Joseph F. Donahue and Dr. Thure Etzold as co-CEOs, also effective immediately. Mr. Donahue continues to serve as Chief Business Officer and also assumes responsibilities for Finance and Administration. Dr. Etzold was named Chief Technology Officer, responsible for Product Development and Services.

Dr. Etzold, 44, joined the company in July 1998 and most recently served as Senior Vice President Research & Development and Managing Director of LION bioscience Ltd (United Kingdom). Dr. Etzold joined LION from the EBI (European Bioinformatics Institute). Prior to his tenure at the EBI he was a scientist at the EMBL (European Molecular Biology Laboratory) in Heidelberg, Germany. He is credited with developing a Retrieval System for Molecular Biological Databanks (SRS) by establishing novel methods for accessing and interconnecting various heterogeneous data sources. He holds a Ph.D. in Molecular Biology from the Max-Planck-Institute in Köln, Germany.

Mr. Donahue, 41, joined the company in May 2003 and most recently served as Chief Business Officer and President of LION bioscience, Inc. (North America). Mr. Donahue joined LION from Spotfire, Inc. where he served as Vice President of Global Life Sciences and Chemicals Markets. Prior to joining Spotfire, he was Vice President of North American Sales at MDL Information Systems where he played an instrumental role in expanding MDL’s market presence and strengthening customer relationships. During a fifteen-year tenure at MDL, he held numerous positions of increasing responsibility in sales and marketing. He received degrees in Chemistry and Computer Science from Villanova University in Villanova, Pennsylvania, USA.

LION recently has successfully refocused on its key assets and markets and has been executing on plan to expand its product and customer base. LION released three new products this year to the Bioinformatics and Cheminformatics markets as a fundamental basis for future growth. Revenues and costs for the second quarter, to be announced on Nov. 4, are in line with expectations.

Contact:

Günter Dielmann, Tel.: +49 6221 4038-249, guenter.dielmann@lionbioscience.com

Julia Fritz, Tel.: +49 6221 4038-158, julia.fritz@lionbioscience.com

Tracy Coffey, Tel.: +1 857 919 9975, tracy.coffey@lionbioscience.com